

Mail Stop 3030

June 16, 2009

Via Facsimile and U.S. Mail

Mr. Jianhua Wu
Chief Executive Officer
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

> **Re:   China Wind Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **File No. 33-16335**

Dear Mr. Wu:

   We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and will make no further review of your documents.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures, page 43

Management's Report on Internal Control over Financial Reporting, page 43

1.      We note that in your report on internal control over financial reporting you identified multiple significant deficiencies.  However, we do not see where you have concluded whether your internal controls over financial reporting were effective or were not effective as of December 31, 2008.   Please amend the filing to clearly disclose your management's conclusion regarding the effectiveness of your internal control over financial reporting at December 31, 2008 as required by Item 308T(a)(3) of Regulation S-K.

2.      As a related matter, please explain to us how you concluded that the significant deficiencies identified in your internal control over financial reporting were significant deficiencies as opposed to material weaknesses.  Refer to Appendix A of PCAOB Auditing Standard No. 5.

Note 10 - Segment Information, page F-28

3.      We note that your disclosure of identifiable assets by geographic location.  Please note that this disclosure should include long-lived tangible assets only.  In future filings, revise your disclosure to present tangible long-lived assets only by geographic area.  Refer to paragraph 38(b) of SFAS 131 and Question 22 of the FASB Staff Interpretation of SFAS 131.

Form 10-Q for the quarter ended March 31, 2009

Note 6 – Stockholders' Equity, page 17

Warrants, page 20

4.      We note from your disclosures on page F-22 on your From 10-K for the year ended December 31, 2008 that the warrants you issued on March 28, 2008, contained a provision where the exercise price was adjusted for subsequent equity sales at a lower price.  Please explain to us any provisions that would result in adjustments to the exercise price / conversion rate.  Additionally please provide us with your analysis under EITF 07-05, for all of your convertible instruments.  Clearly explain to us how you concluded that your warrants should be classified as permanent equity.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Non-GAAP Information, page 37

5.      We note your presentation of the non-GAAP measure, net income, as adjusted.  We do
        not see where you have provided the disclosures required by Item 10(e) of Regulation S-
        K.  Please revise your disclosure in future filings to discuss the following items:

        •   the manner in which management uses the non-GAAP measure to conduct or evaluate
            its business;

        •   the economic substance behind management's decision to use such a measure;

        •   the material limitations associated with use of the non-GAAP financial measure as
            compared to the use of the most directly comparable GAAP financial measure;

        •   the manner in which management compensates for these limitations when using the
            non-GAAP financial measure; and

        •   the substantive reasons why management believes the non-GAAP financial measure
            provides useful information to investors.

        Please provide us with a sample of the proposed revised disclosure to be included in
        future filings.

6.      As a related matter, please note that Item 10(e) of Regulation S-K prohibits adjusting a
        non-GAAP financial performance measure to eliminate items when the nature of the
        charge is such that it is reasonably likely to recur within two years or there was a similar
        charge or gain within the prior two years.  Please explain to us why you believe that your
        presentation of the non-GAAP financial measure complies with this guidance.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response.  Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Mr. Jianhua Wu
China Wind Systems, Inc.
June 16, 2009
Page 4


       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact David Burton, Staff Accountant, at (202) 551-3626 or Eric Atallah, Reviewing Accountant at (202) 551-3663 if you have questions regarding these comments.  In this regard, do not hesitate to contact me at (202) 551-3643.


Sincerely,



Kevin L. Vaughn
Accounting Branch Chief